   This filing is made pursuant to rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 333-16583.


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 5, 1996

                                  $100,000,000

                       THE REYNOLDS AND REYNOLDS COMPANY

                         7% NOTES DUE DECEMBER 15, 2006
                            ------------------------

     Interest on the Notes is payable on June 15 and December 15 of each year, commencing June 15, 1997. The Notes are not redeemable prior to maturity. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Notes".

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                       INITIAL PUBLIC
                                          OFFERING          UNDERWRITING         PROCEEDS TO
                                          PRICE(1)           DISCOUNT(2)        COMPANY(1)(3)
                                       ---------------     ---------------     ---------------
Per Note...........................          99.510%             0.650%              98.860%
Total..............................      $99,510,000          $ 650,000          $98,860,000

---------------

(1) Plus accrued interest from December 15, 1996.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $200,000 payable by the Company.

                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about December 18, 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                    DEUTSCHE MORGAN GRENFELL
                            ------------------------

          The date of this Prospectus Supplement is December 13, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                                  THE COMPANY

     The Company, incorporated in 1889, operates principally in two business segments -- business forms and computer systems.

BUSINESS FORMS

     The business forms segment offers its products and services to customers in the automotive, healthcare and general business markets. It operates 19 manufacturing facilities in the United States and Canada.

     AUTOMOTIVE MARKET
     In the automotive market, the Company offers its products and services to all departments of automobile, truck and recreational vehicle dealerships including sales, parts, service, accounting, finance and insurance. The Company also markets its products and services to automotive-related businesses such as repair garages, auto parts stores, service stations and body shops. The products and services include standard and custom business forms (including dealer image products), forms management services, promotional items, custom designed filing systems, dealership customer satisfaction measurement and management services, customer prospecting services, and promotional mailing services.

     HEALTHCARE MARKET
     In the healthcare market, the Company offers standard and custom forms and forms management services to hospitals and large healthcare organizations.

     GENERAL BUSINESS MARKET
     In the general business market, the Company offers a wide variety of paper-based and electronic business document solutions to value seeking businesses. Solutions offered include standard and custom business forms, electronic business forms, on-demand printing services, checks, labels, mailers, stationery, envelopes and tickets. Many of these business documents incorporate a broad range of security features to help deter fraudulent reproduction and counterfeiting. The Company also offers a wide variety of forms management solutions to help customers improve their productivity: forms survey and analysis, inventory management and reporting, cost center reporting, low stock reporting, distribution services and process work flow reengineering services. Additionally, pegboard accounting systems are sold to smaller businesses through a network of office supply dealers and independent forms distributors.

COMPUTER SYSTEMS

     The computer systems segment offers its products and services to the automotive and healthcare markets.

     AUTOMOTIVE MARKET
     The Company markets turnkey information management systems and professional services primarily to automobile dealers. The hardware portion of the systems is supplied from manufacturers who specialize in platforms for industry-standard operating systems. The application software products are either owned by the Company or obtained from third parties and licensed to end users. Some of the software products offered include standard programs for accounting, payroll, vehicle and parts inventory control, service merchandising and scheduling, leasing, finance and insurance, parts and vehicle locators, manufacturer communications, new and used vehicle retailing, and electronic document imaging. Other applications link dealerships to credit bureaus to verify the credit worthiness of prospective customers, process and approve credit documentation and electronically process vehicle registrations in five states. The Company also markets computer products and services directly to automobile manufacturers.

     Hardware maintenance, software support and training and other professional services are integral parts of the Company's turnkey approach to marketing computer systems. These services are provided by service and support personnel located in nearly 200 offices in the United States and Canada.

     HEALTHCARE MARKET
     The Healthcare Systems Division markets a similar array of turnkey computer systems and services to physician groups and integrated healthcare delivery networks. Products offered include software and services for the administrative and clinical processes that enhance the practice of medicine.

     The Company also provides financial services to automotive and healthcare customers throughout the United States and Canada. Financial services typically consist of financing sales of the Company's computer systems products.

NEW PRODUCTS

     During the past fiscal year, the Company introduced several new products in each of its business segments.

     In the computer systems segment, the Company introduced SalesVision, an advanced ERA(R) application which employs the latest multimedia and client server technology to aid auto dealership salespeople to prospect for customers and to make sales presentations. The Company also added ERA Customer Loyalty Management, an integrated tool to monitor the customer service experience.

     Using its DealerNet(R) service, the Company introduced an on-line credit application service for automotive consumers over the Internet. It also released a new entry level document storage solution and, through acquisition, enhanced its consulting services by adding specialized service, parts and body shop operations.

     In healthcare, the Company expanded its product line with major software enhancement releases designed to extend overall functionality, marketability and customer value.

     In the business forms segment, the Company expanded document solutions and outsourcing capability through two strategic acquisitions and by internal product development. The acquisitions added electronic print and mail services, labels and integrated product capability, an electronic catalog and requisitioning tool and expanded forms and documents management services. Internal developments included digital publishing services, fulfillment services, process consulting capability and expanded electronic forms and workflow automation capability.

RECENT DEVELOPMENTS

     On May 20, 1996, the Company purchased Duplex Products Inc. ("Duplex") for $89.8 million. Duplex is a provider of business forms and labels, electronic printing and mailing services, document management programs, forms automation solutions and process analysis to customers located throughout the United States. Integration of the Duplex business is well underway. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Significant Events -- Business Combinations", "-- Results of
Operations -- Consolidated" and "Business Forms".

     On November 19, 1996, the Company executed a letter of intent to purchase Vanier Graphics Corporation ("Vanier"), a national provider of business forms and forms management services. Vanier, a subsidiary of American Business Products, Inc., had annual sales of approximately $150 million in 1995. Subject to completion of the Company's due diligence process and obtaining governmental regulatory approvals, the transaction is expected to close in late December, 1996.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Company's 7% Notes due December 15, 2006 (the "Notes") will be used to repay approximately $55 million of unsecured revolving borrowings incurred in connection with the Duplex transaction, with interest rates ranging from 5.92% to 6.25%. See "Capitalization". The balance of the net proceeds will be used for general working capital purposes and to fund acquisitions, including the Vanier transaction.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company on a consolidated basis for the periods indicated:

                        FISCAL YEAR ENDED SEPTEMBER 30,

1991     1992     1993     1994     1995     1996
----     ----     ----     ----     ----     ----
2.98x    4.66x    6.83x    7.29x    8.79x    7.86x

     The Company provides lease financing for its computer systems and products through its wholly-owned financing subsidiary. The results of this financial services business (which is managed to a higher debt:equity ratio) are included in the Company's consolidated results. In order to separate the effect of the financial services business from the rest of the Company's results, the Company reports separate financial results for the information systems business, which includes the business forms and computer systems segments, and financial services.

     The ratio of earnings to fixed charges for the Company's information systems business for the fiscal years ended September 30, 1991, 1992, 1993, 1994, 1995 and 1996 was 3.52x, 6.81x, 9.07x, 9.09x, 12.93x, and 11.13x,
respectively. The ratio of earnings to fixed charges for the Company's financial services business for the fiscal years ended September 30, 1991, 1992, 1993, 1994, 1995 and 1996 was 1.69x, 1.37x, 2.90x, 3.59x, 2.83x and 2.59x,
respectively.

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings includes income before income taxes and fixed charges excluding capitalized interest. Fixed charges includes interest expense, capitalized interest and one-third of rent expense, representative of the interest factor.

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents, current portion of long-term obligations and capitalization of the Company by business segment and on a consolidated basis as of September 30, 1996, and as adjusted to give effect to the sale by the Company of the Notes offered hereby and the application of the estimated net proceeds therefrom, after the repayment of debt, as described under "Use of Proceeds".

                                                                             AS OF SEPTEMBER 30,
                                                                                    1996
                                                                           -----------------------
                                                                           (DOLLARS IN THOUSANDS)
                                                                                       AS ADJUSTED
                                                                           ACTUAL      FOR OFFERING
                                                                           -------     ------------
CONSOLIDATED
Cash and Cash Equivalents..............................................     12,423        57,003
                                                                           =======       =======
Current Liabilities:
  Current Portion of Long-Term Obligations.............................     75,154        75,154
  Notes Payable........................................................      7,659         2,239
                                                                           -------       -------
      Total............................................................     82,813        77,393
                                                                           =======       =======
Long-Term Obligations:
  6.71% Notes due September 30, 2003...................................     34,286        34,286
  Variable Rate Notes Maturing through 2002, 5.92% -- 6.25%............     50,000            --
      % Notes due December   , 2006....................................         --       100,000
  Misc. Term Notes.....................................................        315           315
  Fixed and Variable Rate Notes Maturing through 2001..................     93,589        93,589
                                                                           -------       -------
      Total Long-Term Obligations......................................    178,190       228,190
                                                                           =======       =======
Shareholders' Equity:
Preferred Stock, Authorized:
  60,000,000 Shares; Issued, None......................................         --            --
Class A Common Stock, $.625 Par Value; Authorized:
  120,000,000 Shares; Issued: 80,960,571 Shares........................     50,601        50,601
Class B Common Stock, $.03125 Par Value; Authorized:
  30,000,000 Shares; Issued: 20,000,000 Shares.........................        625           625
Capital in Excess of Stated Value......................................         --            --
Unrealized Loss on Investments.........................................         --            --
Retained Earnings......................................................    327,972       327,972
Accumulated Translation and Min. Pension Liability Adj.................     (6,203)       (6,203)
                                                                           -------       -------
      Total Shareholders' Equity.......................................    372,995       372,995
                                                                           =======       =======
      Total Capitalization.............................................    551,185       601,185
                                                                           =======       =======

                                                                             AS OF SEPTEMBER 30,
                                                                                    1996
                                                                           -----------------------
                                                                           (DOLLARS IN THOUSANDS)
                                                                                       AS ADJUSTED
                                                                                           FOR
                                                                           ACTUAL       OFFERING
                                                                           -------     -----------
INFORMATION SYSTEMS
Cash and Cash Equivalents..............................................     11,130        55,710
                                                                           =======     ==========
Current Liabilities:
  Current Portion of Long-Term Obligations.............................      6,832         6,832
  Notes Payable........................................................      7,659         2,239
                                                                           -------     -----------
      Total............................................................     14,491         9,071
                                                                           =======     ==========
Long-Term Obligations:
  6.71% Notes due September 30, 2003...................................     34,286        34,286
  Variable Rate Notes Maturing through 2002, 5.92% -- 6.25%............     50,000            --
  7% Notes due December 15, 2006.......................................         --       100,000
  Misc. Term Notes.....................................................        315           315
                                                                           -------     -----------
      Total Long-Term Obligations......................................     84,601       134,601
                                                                           =======     ==========
Shareholders' Equity:
Preferred Stock, Authorized:
  60,000,000 Shares; Issued, None......................................         --            --
Class A Common Stock, $.625 Par Value; Authorized:
  120,000,000 Shares; Issued: 80,960,571 Shares........................     50,601        50,601
Class B Common Stock, $.03125 Par Value; Authorized: 30,000,000 Shares;
  Issued: 20,000,000 Shares............................................        625           625
Capital in Excess of Stated Value......................................         --            --
Investment in Financial Services.......................................     (1,000)       (1,000)
Retained Earnings......................................................    302,424       302,424
Accumulated Translation and Min. Pension Liability Adj.................     (6,203)       (6,203)
                                                                           -------     -----------
      Total Shareholders' Equity.......................................    346,447       346,447
                                                                           =======     ==========
      Total Capitalization.............................................    431,048       481,048
                                                                           =======     ==========
FINANCIAL SERVICES
Cash and Cash Equivalents..............................................      1,293         1,293
                                                                           =======     ==========
Current Liabilities:
  Current Portion of Long-Term Obligations.............................     68,322        68,322
                                                                           -------     -----------
      Total............................................................     68,322        68,322
                                                                           =======     ==========
Long-Term Obligations:
  Fixed Rate Notes, 4.85% -- 7.00%.....................................     51,214        51,214
  Variable Rate Notes Maturing through 2001, 5.48% -- 6.25%............     42,375        42,375
                                                                           -------     -----------
      Total Long-Term Obligations......................................     93,589        93,589
                                                                           =======     ==========
Shareholders' Equity:
Class A Common Stock, $1.25 Par Value; Authorized:
  500 Shares; Issued: 500 Shares.......................................          1             1
Capital in Excess of Stated Value......................................        999           999
Retained Earnings......................................................     25,548        25,548
                                                                           -------     -----------
      Total Shareholders' Equity.......................................     26,548        26,548
                                                                           =======     ==========
      Total Capitalization.............................................    120,137       120,137
                                                                           =======     ==========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents selected consolidated financial information derived from the Company's audited financial statements for each of the five fiscal years in the 1992-1996 period. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth herein and the consolidated financial statements and the related notes incorporated herein by reference.

                                        1996          1995         1994         1993         1992
                                     ----------     --------     --------     --------     --------
                                                         (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA
Net sales and revenues
  Information systems..............  $1,074,180     $888,580     $789,306     $677,748     $625,634
  Financial services...............      26,263       22,311       19,488       19,218       19,190
                                       --------     --------     --------     --------     --------
  Total net sales and revenues.....   1,100,443      910,891      808,794      696,966      644,824
Total cost of sales................     563,655      470,645      429,914      369,714      348,529
Selling, general and administrative
  expenses.........................     360,145      294,081      261,997      227,502      212,319
Restructuring charge...............                                12,400
Financial services.................      11,818        9,150        6,416        8,653       16,646
                                       --------     --------     --------     --------     --------
Operating Income...................     164,825      137,015       98,067       91,097       67,330
Other Charges (Income).............       2,582          260          745        1,813        2,894
                                       --------     --------     --------     --------     --------
Income Before Income Taxes.........     162,243      136,755       97,322       89,284       64,436
Provision for Income Taxes.........      68,505       58,161       31,118       36,762       26,344
                                       --------     --------     --------     --------     --------
Net Income Before Effect of
  Accounting Changes...............      93,738       78,594       66,204       52,522       38,092
                                       --------     --------     --------     --------     --------
Effect of Accounting Changes(1)....                                            (19,106)       1,100
                                       --------     --------     --------     --------     --------
Net Income.........................  $   93,738     $ 78,594     $ 66,204     $ 33,416     $ 39,192
                                       ========     ========     ========     ========     ========
BALANCE SHEET DATA
Assets
  Information systems..............  $  610,362     $489,501     $430,592     $407,761     $366,173
  Financial services...............     313,282      265,965      204,107      162,790      155,672
                                       --------     --------     --------     --------     --------
  Total assets.....................  $  923,644     $755,466     $634,699     $570,551     $521,845
                                       ========     ========     ========     ========     ========
Long-Term Debt
  Information systems..............  $   84,601     $ 41,443     $ 41,014     $ 40,000     $ 28,284
  Financial services...............      93,589       92,425       76,638       62,771       70,250
                                       --------     --------     --------     --------     --------
  Total long-term debt.............  $  178,190     $133,868     $117,652     $102,771     $ 98,534
                                       ========     ========     ========     ========     ========
OTHER OPERATING DATA
Information Systems
  (with financial services on an
  equity basis)
Current Ratio......................        1.90         1.81         2.27         2.21         2.23
Depreciation and Amortization......      44,327       37,348       34,934       25,092       24,406
Capital Expenditures...............      39,980       30,750       27,888       18,895       17,366
Total Debt.........................  $   99,092     $ 51,649     $ 41,301     $ 40,000     $ 37,713
Total Debt to Capitalization.......       21.0%        13.4%        12.4%        13.2%        12.8%

---------------

(1) Represents the cumulative effect of accounting changes for the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" in 1993 and SFAS No. 109, "Accounting for Income Taxes" in 1992.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT

     AUTOMOTIVE MARKET

     Automobile dealerships represent a significant number of customers for the Company's products and services. The number of automobile dealerships remained about the same as last year as the automotive business environment was stable in 1996. In October 1996, economists projected calendar year 1996 new vehicle sales to be over 15 million units for the third year in a row. Those same economists also projected about 15 million new vehicle sales in calendar year 1997. Automobile dealerships generate revenues and profits from a variety of products and services. Sales of used vehicles, replacement parts and maintenance services are the major sources of a typical dealership's profits. Strong used vehicle sales are expected to continue because of the increased supply of previously leased vehicles. The trend of franchises consolidating into megadealerships is expected to continue, in part, in response to increased competition from used car superstores. Used car superstores represent a small but growing segment of the automobile retail channel. A few megadealerships have raised capital through public equity offerings to fund the acquisition of additional dealerships. These superstores and megadealerships have sophisticated information management needs for which the Company's products and services provide solutions.

     GENERAL BUSINESS MARKET

     Companies are continuing to seek ways to offload non-strategic activities and streamline their document systems to improve organizational efficiency and increase effectiveness. This growing trend is favorable for the Company's forms management programs which simplify, standardize, automate and integrate customers' information management and document usage.

     In calendar year 1995 paper manufacturers increased prices several times because of increased demand for paper. As a result, the Company's cost of paper increased significantly in 1995 and the Company raised business forms sales prices accordingly. The Company's cost of paper declined in 1996 as paper manufacturers lowered paper prices because of reduced demand for paper.

     HEALTHCARE MARKET

     The healthcare market continued to move toward managed care in 1996. This industry is experiencing significant growth in integrated healthcare delivery networks and large group practices as physicians strive to operate efficiently in a managed care environment. The information systems needs of this market are complex as systems must integrate among healthcare providers, claims processors, insurance companies and regulatory agencies. In 1996, the Company aggressively invested in sales, marketing and product development resources to provide the information management solutions required by this market.

SIGNIFICANT EVENTS

     BUSINESS COMBINATIONS

     On April 22, 1996 the Company announced a cash tender offer to acquire the outstanding shares of Duplex Products Inc. ("Duplex") for $12 per share. On May 20, 1996 the Company purchased the tendered shares of Duplex for a total price of $89,800. Duplex provides business forms and labels, electronic printing and mailing services, document management programs, forms automation solutions and process analysis to customers throughout the United States. Although Duplex reported annual sales of $275,000 in fiscal year 1995, at the time of the acquisition Duplex annual sales rate was about $230,000 per year. The Company expects Duplex sales to decline further to about $200,000 as the business is integrated with existing operations and sales of lower margin products are de-emphasized.

     From 1994 through 1996 the Company purchased fifteen additional businesses in the automotive, healthcare and general business forms markets. Automotive business combinations consisted primarily of new products to supplement the Company's existing product offerings. Healthcare and general business forms acquisitions resulted in stronger products and services offerings and additional customers for the Company. See Note 2 to the Consolidated Financial Statements for the fiscal year ended September 30, 1996, included in the Company's Annual Report on Form 10-K for such year (the "Consolidated Financial Statements") for additional disclosures about the Company's business combinations.

     STOCK SPLIT

     On August 6, 1996, the Company's board of directors approved a two-for-one common stock split. As a result of the split, common shareholders received one additional share for each share held as of September 3, 1996. This split was the third such split since November 1992 and the seventh split since the Company's initial public offering in 1961. All share and per share information presented herein reflects the stock split.

     BUSINESS FORMS RESTRUCTURING

     In 1994, the Company recorded a $12,400 restructuring charge for costs to be incurred in the disposal of part of its computer paper product line and the consolidation of certain custom business forms printing operations. General business forms operations were restructured to focus on value-added solutions for customers and to improve profitability. The Company discontinued the manufacture of certain low-margin computer paper products and closed its Chambersburg, Pennsylvania plant. The Company also closed its custom business forms plant in Chestertown, Maryland and several distribution facilities and sales offices. This transaction generated $11,500 of income tax benefits which more than offset the negative after-tax effect of the restructuring charge. See
Note 1 to the Consolidated Financial Statements for additional disclosures about the restructuring.

RESULTS OF OPERATIONS

     CONSOLIDATED

                                                                 1996 VS. 1995     1995 VS. 1994
                              1996         1995        1994         CHANGE            CHANGE
                           ----------    --------    --------    -------------     -------------
Revenues................   $1,100,443    $910,891    $808,794     $189,552 21%      $102,097 13%
Gross profit............   $  510,525    $417,935    $359,392     $ 92,590 22%      $ 58,543 16%
Operating income........   $  164,825    $137,015    $ 98,067     $ 27,810 20%      $ 38,948 40%
Net income..............   $   93,738    $ 78,594    $ 66,204     $ 15,144 19%      $ 12,390 19%
Earnings per share......   $     1.10    $   0.92    $   0.76     $   0.18 20%      $   0.16 21%

     Consolidated net sales and revenues set a record for the fourth consecutive year in 1996. Computer systems, business forms and financial services revenues all grew significantly in 1996 and 1995. The net effect of business combinations and divestitures was to increase consolidated sales $133,000 in 1996 and $9,000 in 1995.

     Consolidated gross profit represented 47.5% of information systems sales, compared to 47.0% in 1995 and 45.5% in 1994. The gross profit percentage increased in 1996 primarily as a result of strong growth in computer systems recurring revenues. Business forms gross profit percentage declined in 1996 as production efficiencies were offset by lower gross profit margins for Duplex. Gross profit increased in 1995 primarily because of business forms improvement as a result of the 1994 restructuring. Computer systems gross profit percentage also rose in 1995.

     Consolidated operating income grew significantly in 1996 and 1995 primarily because of higher business forms operating income. Computer systems and financial services operating income also rose in 1996 and 1995. In 1994, the Company recorded a $12,400 restructuring charge and $2,793 of business forms restructuring related costs and environmental expenses. As a percentage of sales, operating income was 15% in 1996 and 1995, and 12% in 1994 (14% excluding restructuring and related charges).

     Total other charges were $2,582 in 1996, $260 in 1995 and $745 in 1994. Other charges increased in 1996 because of higher net interest expense related to the Duplex transaction. Net interest expense was relatively flat during 1995 and 1994 as information systems debt balances and interest rates remained relatively stable.

     The effective income tax rate was 42.2% in 1996, compared to 42.5% in 1995 and 32.0% in 1994. The 1996 tax rate included the benefits of certain tax credits which will not repeat in 1997. The 1996 tax rate would have been 42.8% excluding these benefits. In 1994, the Company recorded an $11,500 tax benefit associated with the computer paper divestiture. The Company also recorded $581 of tax expense related to the sale of the French subsidiary. The 1994 effective tax rate was 41.8%, excluding the effect of the computer paper and French divestitures.

     The Company's 1996 net income and earnings per share set a record for the fifth straight year and significantly exceeded last year's strong results. The after-tax effect of 1994's restructuring charge, restructuring related costs and environmental expenses increased 1994's net income by $840 or $.01 per share. In 1996, return on average shareholders' equity was 26.6% compared to 25.1% in 1995 and 23.8% in 1994.

     COMPUTER SYSTEMS*

                                                                 1996 VS. 1995     1995 VS. 1994
                             1996         1995         1994         CHANGE            CHANGE
                           --------     --------     --------    -------------     -------------
Revenues...............    $478,994     $422,678     $363,763     $ 56,316 13%      $ 58,915 16%
Gross profit...........    $234,280     $198,667     $169,031     $ 35,613 18%      $ 29,636 18%
  % of revenues........        48.9%        47.0%        46.5%
Operating income.......    $ 69,751     $ 64,138     $ 59,254     $   5,613 9%      $   4,884 8%
  % of revenues........        14.6%        15.2%        16.3%
---------------

* Excludes financial services.

     In 1996 computer systems revenues grew primarily because of higher recurring service revenues, growing sales of newer products and the effect of fiscal year 1995 business combinations. Recurring service revenues continued to grow primarily because of the increased number of software applications supported. These recurring service revenues result from monthly billings for technical support, software updates and hardware maintenance that allow customers to maximize the value of their computer systems. Sales of newer products and services such as Customer Marketing Services, SalesVision, consulting services and a document management system continued to grow. Automotive and healthcare business combinations contributed about $12,000 of the segment's revenue growth in 1996. In 1995 computer systems revenues increased because of higher unit sales of the Company's ERA(R) computer systems to automobile dealers, higher recurring service revenues and the net effect of acquisitions and the 1994 divestiture of operations in France. Recurring service revenues continued to grow because strong systems sales increased the number of software applications supported. Automotive and healthcare business combinations, net of the effect of the divestiture in France, contributed about $13,000 of the segment's revenue growth in 1995.

     Computer systems gross profit percentage increased primarily because the higher margin recurring service revenues became a greater part of the revenue mix.

     Selling, general and administrative (SG&A) expenses were 34.3% of revenues in 1996, compared to 31.8% of revenues in 1995 and 30.2% in 1994. The 1996 and 1995 increases in SG&A expenses, as a percentage of revenues, reflected new investments in both the automotive and healthcare businesses. Automotive investments were new products and services oriented. Healthcare investments involved integrating two acquisitions with the existing business and implementing sales, marketing and product development strategies for future growth.

     Computer systems operating income grew, but declined as a percentage of sales in both 1996 and 1995 because of new investments in healthcare systems. Automotive's operating margin was relatively constant during the last three years. Healthcare systems continued to operate at a loss in 1996 because of the aggressive investments in the organization's products and capabilities.

     BUSINESS FORMS

                                                                 1996 VS. 1995     1995 VS. 1994
                            1996         1995         1994          CHANGE            CHANGE
                          --------     --------     --------     -------------     -------------
Revenues...............   $595,186     $465,902     $425,543      $129,284 28%      $40,359   9%
Gross profit...........   $276,245     $219,268     $190,361      $ 56,977 26%      $28,907  15%
  % of revenues........       46.4%        47.1%        44.7%
Operating income.......   $ 80,629     $ 59,716     $ 25,741      $ 20,913 35%      $33,975 132%
  % of revenues........       13.5%        12.8%         6.0%

     In 1996 business forms revenues rose primarily because of the effect of 1995 and 1996 business combinations which contributed $121,000 of the sales increase. The remaining sales increase resulted from strong growth in sales of forms management products and services, which was partially offset by reduced volume for other custom forms sales. In 1995 business forms revenues increased primarily because of growth in forms management products and services and the effect of sales price increases on both automotive and general business forms. In 1995 sales of businesses acquired were less than sales lost in the 1994 divestiture of certain low margin products. The Company raised sales prices in 1995 in response to rising paper costs.

     Business forms gross profit percentage declined in 1996 because of the effect of lower gross profit margins of Duplex. Excluding the effect of Duplex, gross profit margins were 48.5% in 1996. Also favorably contributing to gross profit margins were lower paper costs which reduced LIFO inventory adjustments. In 1995 business forms gross profit percentage increased primarily because of the successful completion of the 1994 restructuring which improved the sales mix and reduced operating expenses. In 1995, the Company experienced significantly higher paper costs accounted for under the LIFO method. The effect of the higher paper costs reported in cost of sales was offset by higher sales prices.

     SG&A expenses were 32.9% of revenues in 1996, compared to 34.3% in 1995 and 35.8% in 1994. SG&A expenses declined, as a percentage of revenues in 1996 primarily because of business combinations which provided strong revenue growth and lower SG&A expenses as a percentage of sales. The Company also further reduced SG&A expenses by eliminating duplicate administrative functions of the companies acquired. SG&A expenses in 1994 included restructuring related costs and environmental expenses.

     Business forms operating income increased significantly in 1996 because of higher sales and the successful integration of 1995 and 1996 business combinations. In 1995 business forms operating income grew substantially over 1994 which included a $12,400 restructuring charge, $1,043 of restructuring related costs and $1,750 of environmental expenses. Excluding these expenses from 1994, operating income increased $18,782 or 46% over 1994. Operating income was $40,934 (excluding the aforementioned expenses) or 10% of sales in 1994.

     FINANCIAL SERVICES

                                                                 1996 VS. 1995     1995 VS. 1994
                                 1996       1995       1994         CHANGE            CHANGE
                                -------    -------    -------    -------------     -------------
Revenues.....................   $26,263    $22,311    $19,488      $3,952 18%        $2,823 14%
Operating income.............   $14,445    $13,161    $13,072      $1,284 10%        $    89 1%
  % of revenues..............      55.0%      59.0%      67.1%

     Average finance receivables grew 22% in 1996 and 27% in 1995 as a result of strong computer systems sales. Financial services revenues grew significantly each of the last two years because of the increased receivable balances. The average interest rate earned on the receivable portfolio declined slightly in both 1996 and 1995 because interest rates on new receivables were less than those for maturing receivables.

     Financial services operating income grew solidly in 1996 because of the revenue growth. In 1995 operating income increased only slightly because the revenue growth was largely offset by higher interest expense as a result of rising interest rates on borrowings. In 1996 average interest rates on borrowings were about the same as last year.

     The Company has entered into various interest rate management agreements to limit interest rate exposure on financial services variable rate debt. It is important to manage this interest rate exposure because the proceeds from these borrowings were invested in fixed rate finance receivables. The Company believes that over time it has reduced interest expense by using interest rate management agreements and variable rate debt instead of directly obtaining fixed rate debt. During fiscal year 1996 the Company did not enter into any new interest rate management agreements because current market conditions made fixed rate debt more attractive. See Note 5 to the Consolidated Financial Statements for additional disclosures regarding the Company's interest rate management agreements.

LIQUIDITY AND CAPITAL RESOURCES

     CASH FLOW

     Information systems strong cash flow from operating activities of $110,345 resulted primarily from record net income. During the third quarter of fiscal year 1996, the Company completed the purchase of Duplex which accounted for the majority of cash spent on business combinations and cash received from new borrowings. See "Significant Events -- Business Combinations" and Note 2 to the Consolidated Financial Statements for additional information regarding these transactions. Capital expenditures of $39,980 occurred in the normal course of business. Capital expenditures in the ordinary course of business are anticipated to be about $45,000 to $50,000 in fiscal year 1997. The Company also paid cash dividends of $20,594 and repurchased $33,323 of capital stock in fiscal year 1996. See "Liquidity and Capital Resources -- Shareholders' Equity" for a further discussion of dividends and share repurchases.

     Financial services operating cash flow, collections on finance receivables and additional borrowings were invested in new finance receivables for the Company's computer systems and used to make scheduled debt repayments.

     CAPITALIZATION

     The Company's ratio of total debt (total information systems debt) to capitalization (total information systems debt plus shareholders' equity) was 21.0% at September 30, 1996 and 13.4% at September 30, 1995. Available credit under existing revolving credit agreements was $33,580 at September 30, 1996. In addition to committed credit agreements, the Company also has a variety of other short-term credit lines available. In fiscal year 1997, the Company expects to obtain new long-term financing to permanently fund the Duplex purchase and repay the related revolving credit borrowings. The Company estimates that cash flow from operations and cash available from existing credit agreements will be sufficient to fund fiscal year 1997 normal operations.

     SHAREHOLDERS' EQUITY

     The Company lists its Class A common shares on the New York Stock Exchange. There is no principal market for Class B common shares. The Company also has an authorized class of 60 million preferred shares with no par value. As of November 11, 1996, none of these preferred shares was outstanding and there were no agreements or commitments with respect to the sale or issuance of these shares.

     The Company paid cash dividends of $20,594 in 1996, $16,651 in 1995 and $14,226 in 1994. Dividends per Class A common share were $.25 in 1996, $.20 in 1995 and $.165 in 1994. Dividends are typically declared each November, February, May and August and paid in January, April, June and September, respectively. Dividends per Class A common share must be twenty times the dividends per Class B common share and all dividend payments must be simultaneous. In November 1996, the board of directors raised the quarterly dividend 14% to $.08 per Class A common share. The quarterly dividend was also increased 17% in August 1996. The Company has increased cash dividends eleven times since 1989 and paid dividends each year since the Company's initial public offering in 1961.

     The Company has conducted an active share repurchase program during recent years to provide additional returns to shareholders. The Company repurchased $33,323 of Class A common shares in 1996, $35,079 in 1995 and $39,083 in 1994.
Average prices paid per share were $20.83 in 1996, $12.93 in 1995 and $11.80 in 1994. As of September 30, 1996 the Company could repurchase an additional 3,539,000 Class A common shares under existing board of directors' authorizations.

     ENVIRONMENTAL MATTERS

     See Note 11 to the Consolidated Financial Statements for a discussion of the Company's environmental contingencies.

     ACCOUNTING STANDARDS

     See Note 12 to the Consolidated Financial Statements for a discussion of the effect of accounting standards which the Company has not yet adopted.

     SUBSEQUENT EVENT

     See Note 13 to the Consolidated Financial Statements for a discussion of a proposed business combination.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Prospectus.

GENERAL

     The Notes will be limited to $100,000,000 aggregate principal amount, will be unsecured and unsubordinated obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. The Notes will mature on December 15, 2006. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus Supplement, payable semi-annually on June 15 and December 15 of each year (each an "Interest

Payment Date") commencing June 15, 1997, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding June 1 or December 1, as the case may be. The Notes will not be redeemable by the Company prior to their stated maturity and will not be entitled to the benefit of a sinking fund.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of global notes (the "Global Notes"). The Global Notes will be deposited with, or on behalf of The Depositary Trust Company ("DTC" or the "Depository"), and registered in the name of the Depository or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such Nominee to a successor of such Depository or a nominee of such successor.

     The Depository has advised the Company as follows: The Depository is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depository was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depository are on file with the Securities and Exchange Commission.

     A further description of the Depository's procedures with respect to Global Notes is set forth in the Prospectus under "Description of Debt
Securities -- Permanent Global Securities".

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                             PRINCIPAL
                                                                               AMOUNT
                                 UNDERWRITER                                  OF NOTES
    ---------------------------------------------------------------------   ------------
    Goldman, Sachs & Co. ................................................   $ 50,000,000
    Deutsche Morgan Grenfell Inc. .......................................     50,000,000
                                                                            ------------
              Total......................................................   $100,000,000
                                                                            ============

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                  $300,000,000

                       THE REYNOLDS AND REYNOLDS COMPANY

                                DEBT SECURITIES

                            ------------------------

     The Company may from time to time offer Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $300,000,000 or its equivalent in any other currency or composite currency. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale. The accompanying Prospectus Supplement sets forth with regard to the series of Debt Securities in respect of which this Prospectus is being delivered the title, aggregate principal amount, denominations (which may be in United States dollars, in any other currency or in a composite currency), maturity, rate, if any (which may be fixed or variable), and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such series of Debt Securities.

     The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co., or may be a group of underwriters represented by firms including Goldman, Sachs & Co. and Deutsche Morgan Grenfell. Goldman, Sachs & Co. and Deutsche Morgan Grenfell may also act as agents. See "Plan of Distribution". The accompanying Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
          OFFENSE.

                            ------------------------

GOLDMAN, SACHS & CO.                                    DEUTSCHE MORGAN GRENFELL

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS DECEMBER 5, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, Suite 1300, New York, New York 10048; and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. If available, such reports and other information may also be accessed through the Commission's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the Commission's web site on the Internet (http://www.sec.gov). The Company's Class A Common Shares are listed on the New York Stock Exchange and reports, proxy and information statements and other information concerning the Company can be inspected at such exchange at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Offered Debt Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     The Company's principal executive offices are located at 115 South Ludlow Street, Dayton, Ohio 45402, and its telephone number at that address is (937) 443-2000.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following document, which has been filed with the Commission pursuant to the Exchange Act, is incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K (including financial statements together with the independent auditors report thereon) for the fiscal year ended September 30, 1996 (File No. 0-132).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of any such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any Prospectus Supplement shall be deemed to be modified by or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     A copy of any document or part thereof incorporated by reference in the registration statement of which this Prospectus constitutes a part (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates) shall be provided without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request made to the Company at 115 South Ludlow Street, Dayton, Ohio 45402, Attention:
General Counsel and Secretary, (937) 443-2000.

                                  THE COMPANY

     The Company, incorporated in 1889, operates principally in two business segments -- business forms and computer systems.

     The business forms segment offers its products and services to customers in the automotive, healthcare and general business markets. It operates nineteen manufacturing facilities in the United States and Canada. In the automotive market, the Company offers its products and services to all departments of automobile, truck and recreational vehicle dealerships including sales, parts, service, accounting, finance and insurance. The Company also markets its products and services to automotive-related businesses such as repair garages, auto parts stores, service stations and body shops. The products and services include standard and custom business forms (including dealer image products), forms management services, promotional items, custom designed filing systems, dealership customer satisfaction measurement and management services, customer prospecting services, and promotional mailing services. In the healthcare market, the Company offers standard and custom forms and forms management services to hospitals and large healthcare organizations. In the general business market, the Company offers a wide variety of paper-based and electronic business document solutions to value seeking businesses. Solutions offered include standard and custom business forms, electronic business forms, on-demand printing services, checks, labels, mailers, stationery, envelopes and tickets. Many of these business documents incorporate a broad range of security features to help deter fraudulent document reproduction and counterfeiting. The Company also offers a wide variety of forms management solutions to help customers improve their productivity: forms survey and analysis, inventory management and reporting, cost center reporting, low stock reporting, distribution services and process work flow reengineering services. Additionally, pegboard accounting systems are sold to smaller businesses through a network of office supply dealers and independent forms distributors.

     The computer systems segment offers its products and services to the automotive and healthcare markets. The Company markets turnkey information management systems and professional services primarily to automobile dealers. The hardware portion of the systems is supplied from manufacturers who specialize in platforms for industry-standard operating systems. With a few minor exceptions, the application software products are owned by the Company and licensed to users. Some of the software products offered include standard programs for accounting, payroll, vehicle and parts inventory control, service merchandising and scheduling, leasing, finance and insurance, parts and vehicle locators, manufacturer communications, new and used vehicle retailing, and electronic document imaging. Other applications link dealerships to credit bureaus to verify the credit worthiness of prospective customers, process and approve credit documentation and electronically process vehicle registrations in five states. The Company also markets computer products and services directly to automobile manufacturers. Hardware maintenance, software support and training and other professional services are integral parts of the Company's turnkey approach to marketing computer systems. These services are provided by service and support personnel located in nearly 200 offices in the United States and Canada. The Healthcare Systems Division markets a similar array of turnkey computer systems and services to physician groups and integrated healthcare delivery networks. Products include software and services for the administrative and clinical processes that enhance the practice of medicine.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Offered Debt Securities will be used as set forth in a Prospectus Supplement relating to such Offered Debt Securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated:

                                           FISCAL YEAR ENDED
SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
    1991              1992              1993              1994              1995              1996
-------------     -------------     -------------     -------------     -------------     -------------
    2.98x             4.66x             6.83x             7.29x             8.79x             7.86x

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings includes income before income taxes and fixed charges excluding capitalized interest. Fixed charges includes interest expense, capitalized interest and one-third of rent expense, representative of the interest factor.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities are to be issued under an Indenture to be dated as of December 18, 1996 (the "Indenture") between the Company and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"). A copy of the form of such Indenture has been filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Indenture are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. Article and Section references used herein are references to the Indenture. Capitalized terms not otherwise defined herein shall have the respective meanings given to them in the Indenture.

GENERAL

     The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated debt of the Company.

     The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series. Reference is made to the Prospectus Supplement relating to the particular Debt Securities offered thereby (the "Offered Debt Securities") which shall set forth the following terms, as applicable, of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) the Person to whom any interest on the Offered Debt Securities will be payable, if other than the Person in whose name such Offered Debt Securities (or one or more Predecessor Securities) are registered on any Regular Record Date; (5) the date or dates on which the principal of the Offered Debt Securities will be payable; (6) the rate or rates per annum (which may be fixed, floating or adjustable) at which the Offered Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, the date or dates from which such interest will accrue and the dates on which such interest, if any, will be payable and the Regular Record Dates for such interest payment dates; (7) the place or places where principal of (and premium, if any) and interest, if any, on Offered Debt Securities will be payable; (8) if applicable, the price at which, the periods within which and the terms and conditions upon which the Offered Debt Securities may be redeemed at the option of the Company, pursuant to a sinking fund or otherwise; (9) if applicable, any obligation of the Company to redeem or purchase Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part; (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable; (11) the currency or currencies, including composite currencies or currency units, in which payment of the principal of (or premium, if any) or interest, if any, on any of the Offered Debt Securities will be payable if other than the currency of the United States of America; (12) if the amount of payments of principal of (or premium, if any) or interest, if any, on the Offered Debt Securities may be determined with reference to one or more indices, the manner in which such amounts will be determined; (13) if the principal of (or premium, if any) or interest, if any, on any of the Offered Debt Securities of the series is to be payable, at the election of the Company or a Holder thereof, in one or more currencies, including composite currencies, or currency units other than that or those in which the Securities are stated to be payable, the currency, currencies, including composite currencies, or currency units in which payment of the principal of (or premium, if any) or interest, if any, on Securities of such series as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made; (14) the portion of the principal amount of the Offered Debt Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof; (15) whether all or any part of the Offered Debt Securities will be issued in the form of a permanent Global Security or Securities, as described under "Permanent Global Securities", and, if so, the depositary for, and other terms relating to, such permanent Global Security or Securities; (16) any event or events of default applicable with respect to the Offered Debt Securities in addition to those provided in the Indenture; (17) any other covenant or warranty included for the benefit of the Offered Debt Securities in addition to (and not inconsistent with) those included in the Indenture for the benefit of Debt Securities of all series, or any other covenant or warranty included for the benefit of the Offered Debt Securities in lieu of any covenant or warranty included in the Indenture for the benefit of Offered Debt Securities, or any combination of such covenants, warranties or provisions; (18) any restriction or condition on the transferability of the Offered Debt Securities; (19) if applicable, that such Offered Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "Defeasance and Covenant Defeasance"; (20) any authenticating or paying agents, registrars, conversion agents or any other agents with respect to the Offered Debt Securities; and (21) any other specific terms or provisions of the Offered Debt Securities not inconsistent with the Indenture. (Section 301)

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities are to be issued as registered securities without coupons in denominations of $1,000 or any integral multiple of $1,000. (Section
302). No service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Debt Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof upon the occurrence and continuance of an Event of Default. (Section 101)

     If the Debt Securities are denominated in whole or in part in any currency other than United States dollars, if the principal of (and premium, if any) or interest, if any, on the Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies other than that in which such Debt Securities are to be payable, or if any index is used to determine the amount of payments of principal of, premium, if any, or interest on any series of the Debt Securities, special Federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

     The Indenture does not contain any provisions that would provide protection to Holders of the Debt Securities against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring or from other highly leveraged transactions.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest payment. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in Minneapolis, Minnesota will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series.

     Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each place of payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003)

COVENANTS

  Limitation on Liens

     The Indenture provides that the Company may not, and may not permit any Principal Subsidiary to, create or suffer to exist any Lien to secure any Indebtedness of the Company or any Subsidiary upon any Principal Property, or upon any shares of capital stock or evidences of Indebtedness issued by any Principal Subsidiary and owned by the Company or any Principal Subsidiary (whether such Principal Property, shares or evidences of indebtedness were owned as of the date of the Indenture or thereafter acquired), without making, or causing such Principal Subsidiary to make, effective provision to secure all of the Debt Securities issued under the Indenture and then Outstanding by such Lien, equally and ratably with any and all other Indebtedness thereby secured, so long as such Indebtedness is so secured, unless, after giving effect thereto, the sum of (A) the principal amount of Indebtedness secured by all Liens incurred after the date of the Indenture and otherwise prohibited by the Indenture and (B) the Attributable Value of all Sale and Leaseback Transactions entered into after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of Consolidated Net Tangible Assets of the Company. The foregoing restrictions shall not apply to Indebtedness secured by Liens existing on the date of the Indenture or to: (i) Liens on any property existing at the time of the acquisition thereof; (ii) Liens on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Principal Subsidiary or at the time of a sale, lease or other disposition of the properties of such corporation (or a division thereof) as an entirety or substantially as an entirety to the Company or a Principal Subsidiary, provided that such Lien as a result of such merger, consolidation, sale, lease or other disposition is not extended to property owned by the Company or such Principal Subsidiary immediately prior thereto; (iii) Liens on property of a corporation existing at the time such corporation becomes a Principal Subsidiary; (iv) Liens securing Indebtedness of a Principal Subsidiary to the Company or to another Principal Subsidiary; (v) Liens to secure all or part of the cost of acquisition, construction, development or improvement of the underlying property, or to secure Indebtedness incurred to provide funds for any such purpose, provided that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 24 months after the later of (a) the completion of the acquisition, construction, development or improvement of such property or (b) the placing in operation of such property or of such property as so constructed, developed or improved; (vi) Liens on any property created, assumed or otherwise brought into existence in contemplation of the sale or other disposition of the underlying property, whether directly or indirectly, by way of share disposition or otherwise, provided that the Company must have disposed of such property within 180 days after the creation of such Liens and that any Indebtedness secured by such Liens shall be without recourse to the Company or any Subsidiary; (vii) Liens in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; (viii) Liens to secure Indebtedness of joint ventures in which the Company or a Principal Subsidiary has an interest, to the extent such Liens are on property or assets of, or equity interests in, such joint ventures; and (ix) extension, renewal, replacement or refunding of any Lien existing on the date of the Indenture or referred to in clauses (i) to (iii) or (v), provided that the principal amount of Indebtedness secured thereby and not otherwise authorized by clauses (i) to (iii) or (v) shall not exceed the principal amount of Indebtedness, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding. (Section 1008)

  Limitation on Sale and Leaseback Transactions

     The Indenture provides that the Company may not, and may not permit any Principal Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property, unless, either (i) the Company or such Principal Subsidiary would otherwise be entitled to issue, assume or guarantee Indebtedness secured by a Lien on such Principal Property without equally and ratably securing the outstanding Debt Securities under the Indenture; (ii) the Company or such Principal Subsidiary applies, within 180 days after the effective date of such Sale and Leaseback Transaction, an amount equal to the Net Available Proceeds therefrom to (A) the acquisition of one or more Principal Properties or (B) to the retirement of the Debt Securities or the repayment of other Indebtedness of the Company or a Principal Subsidiary (other than such Indebtedness owned by the Company or a Principal Subsidiary) which, in the case of such Indebtedness of the Company, is not subordinate and junior in right of payment to the prior payment of the Debt Securities; or (iii) after giving effect thereto, the sum of (A) the principal amount of Indebtedness secured by all Liens incurred after the date of the Indenture and otherwise prohibited by the Indenture and (B) the Attributable Value of all Sale and Leaseback Transactions entered into after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of Consolidated Net

Tangible Assets of the Company. The foregoing restrictions will not apply to (x) a Sale and Leaseback Transaction providing for a lease for a term, including any renewal thereof, of not more than three years, by the end of which term it is intended that the use of such Principal Property by the lessee will be discontinued; (y) a Sale and Leaseback Transaction between the Company and a Principal Subsidiary or between Principal Subsidiaries; (z) a Sale and Leaseback Transaction between the Company or a Principal Subsidiary and a joint venture in which the Company or a Principal Subsidiary has an interest. (Section 1009)

RESTRICTIONS ON MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other Person or sell, lease or otherwise transfer its property and assets as, or substantially as, an entirety to any Person, and the Company may not permit any Person to merge into or consolidate with the Company unless (i) either (A) the Company will be the resulting or surviving entity or (B) any successor or purchaser is a corporation, partnership, limited liability company or trust organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental Indenture;
(ii) immediately after giving effect to the transaction no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing; (iii) if, as a result of any such transaction, property or assets of the Company or any Principal Subsidiary would become subject to a Lien which would not be permitted by the limitation on Liens contained in the Indenture, the Company or, if applicable, the successor to the Company, as the case may be, shall take such steps as shall be necessary effectively to secure the Debt Securities issued under the Indenture equally and ratably with Indebtedness secured by such Lien; and (iv) certain other conditions are met. (Section 801). Upon any consolidation or merger into any other Person or any conveyance, transfer or lease of the Company's assets substantially as an entirety to any Person, the successor Person shall succeed to, and be substituted for, the Company under the Indenture, and the Company, except in the case of a lease, shall be relieved of all obligations and covenants under the Indenture and the Debt Securities to the extent it was the predecessor Person. (Section 802)

EVENTS OF DEFAULT AND NOTICE THEREOF

     Unless otherwise specified in the Prospectus Supplement relating to a particular series of Debt Securities, the following events are defined in the Indenture as "Events of Default" with respect to Debt Securities of any series:
(a) failure to pay principal (including any sinking fund payment) of (or premium, if any, on) any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to perform any other covenant or agreement of the Company under the Indenture (other than a covenant the performance of which is dealt with specifically elsewhere in the Indenture or which has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (d) failure to pay when due (after applicable grace periods as provided in the Indenture) the principal of, or acceleration of, any indebtedness for money borrowed by the Company having an aggregate principal amount outstanding equal to at least $10 million, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization; and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501)

     Except as defined in the Prospectus Supplement relating thereto and except as specified in clauses (d) and (e) of the preceding paragraph, no Event of Default with respect to Debt Securities of a particular series shall necessarily constitute an Event of Default with respect to Debt Securities of any other series. (Section 501) The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series shall have the right, subject to such provisions for indemnification of the Trustee, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any trust or power conferred on the Trustee with respect to Debt Securities of that series. (Section 512)

     If an Event of Default (other than an Event of Default specified in clause
(e) of the second preceding paragraph) with respect to Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the Trustee if given by the Holders), declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately; provided, however, that under certain circumstances the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may rescind or annul such declaration and its consequences. (Section 502). If an Event of Default specified in clause (e) of the next preceding paragraph occurs, the outstanding Debt Securities automatically will become immediately payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502). For information as to waiver of defaults, see "Modification and Waiver" herein.

     Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to the principal amount of such Original Issue Discount Securities due on acceleration upon the occurrence of an Event of Default and the continuation thereof.

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of the same series shall have made written request, and offered reasonable indemnity to the Trustee, to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of any Debt Security for enforcement of payment of the principal of (or premium, if any) or interest, if any, on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     Subject to the provisions of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Debt Securities unless they shall have offered to the Trustee security or indemnity in form and substance reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request. (Section 603)

     The Company will be required to furnish to the Trustee annually a statement by certain officers of the Company as to whether the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the Holders of not less than a majority of principal amount of each series of the Outstanding Debt Securities of each series affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Outstanding Debt Security affected thereby: (a) change the Stated Maturity of the principal of (or premium, if any) or any installment of principal or interest, if any, on any such Debt Security; (b) reduce the principal amount of (or premium, if any) or the interest rate, if any, on any such Debt

Security or the principal amount due upon acceleration of an Original Issue Discount Security; (c) adversely affect any right of repayment at the option of the Holder of any such Debt Security; (d) reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation; (e) change the place or currency of payment of principal of (or premium, if any) or the interest, if any, on any such Debt Security; (f) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security on or after the Stated Maturity (or, in the case of redemption, on or after the Redemption Date); (g) reduce the percentage of the principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is necessary to modify or amend the Indenture; or (h) modify the foregoing requirements or reduce the percentage of Outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The holders of at least a majority of the aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of the Indenture and waive any past default under the Indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Sections 101 and 513)

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities of any series have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Debt Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date; (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security; and (iii) the principal amount of a Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for which payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101). For purposes of the Indenture, the Debt Securities of any series "Outstanding" thereunder are deemed to exclude persons that control, are controlled by or are under common control with the Company. (Section 101).

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides, if such provision is made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture (which will be indicated in the Prospectus Supplement applicable thereto), that the Company may elect either (A) to defease and be discharged from any and all obligations with respect to such Debt Securities then outstanding (except for the obligations to exchange or register the transfer of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, and to hold monies for payments in trust) ("defeasance"), or (B) to be released from its obligations with respect to such Debt Securities concerning the restrictions described under "Restriction on Merger and Sale of Assets" (Section
801) and any other covenants applicable to such Debt Securities which are subject to covenant defeasance ("covenant defeasance"), and the occurrence of an event described and notice thereof in clauses (c) and (d) under "Events of Default and Notice Thereof" (with respect to covenants determined, pursuant to Section 301 of the Indenture, to be subject to covenant defeasance) shall no longer be an Event of Default, in each case, upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, and/or U.S. Government Obligations (as defined in the Indenture) which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest, if any, on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may only be established if, among other things, (i) the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, (ii) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit and (iii) certain other customary conditions precedent are satisfied. In the case of defeasance under clause (A) above, the opinion of counsel referred to in clause (i) above must refer to and be based on a ruling of the Internal Revenue Service issued to the Company or published as a revenue ruling or on a change in applicable Federal income tax law, in each case after the date of the Indenture. (Article Thirteen)

     The Company may exercise the defeasance option with respect to such Debt Securities notwithstanding its prior exercise of the covenant defeasance option. If the Company exercises the defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises the covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to the covenants noted under clause (B) above. In the event the Company omits to comply with the remaining obligations with respect to such Debt Securities under the Indenture after exercising its covenant defeasance option and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default, because the required deposit in the defeasance trust is based upon scheduled cash flows, rather than market values, which will vary depending on prevailing interest rates and other factors. However, the Company will remain liable in respect of such payments. (Article Thirteen)

     The Prospectus Supplement may further describe the provisions, if any, applicable to defeasance or covenant defeasance with respect to the Debt Securities of a particular series.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture with respect to any particular series of Debt Securities for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101 )

     "Attributable Value" in respect of any Sale and Leaseback Transaction means, as of the time of determination, the lesser of (i) the sale price of the Principal Property so leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such Sale and Leaseback Transaction and the denominator of which is the base term of such lease, and (ii) the total obligation (discounted to present value at the highest rate of interest specified by the terms of any series of Debt Securities then Outstanding compounded semi-annually) of the lessee for rental payments (other than amounts required to be paid on account of property taxes as well as maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the base term of the lease included in such Sale and Leaseback Transaction.

     "Consolidated Net Tangible Assets" of the Company means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of the Company but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on the most recent consolidated balance sheet of the Company and computed in accordance with generally accepted accounting principles.

     "Indebtedness" of any Person means (without duplication), with respect to any Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person and (iv) every obligation of the type referred to in clauses (i) through (iii) of another Person the payment of which such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise (but only, in the case of clause (iv), to the extent such Person has guaranteed or is responsible or liable for such obligations).

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Available Proceeds" from any Sale Transaction by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Indebtedness or obligations relating to the properties or assets that are the subject of such Sale Transaction or received in any other noncash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Sale Transaction; (ii) all payments made by such Person or its Subsidiaries on any Indebtedness which is secured in whole or in part by any such properties and assets in accordance with the terms of any Lien upon or with respect to any such properties and assets or which must, by the terms of such Lien, or in order to obtain a necessary consent to such Sale Transaction or by applicable law, be repaid out of the proceeds from such Sale Transaction; and
(iii) all distributions and other payments made to minority interest holders in Subsidiaries of such Person or joint ventures as a result of such Sale Transaction; provided, however, that for purposes of clause (ii) of "Limitations on Sale and Leaseback Transactions", the amount of Net Available Proceeds to be applied to any acquisition of Principal Properties or retirement of Debt Securities or other Indebtedness shall be reduced by an amount equal to the sum of (A) an amount equal to the redemption price with respect to such Debt Securities delivered within 180 days after the effective date of such Sale and Leaseback Transaction to the Trustee for retirement and cancellation and (B) the principal amount, plus any premium or fee paid in connection with a redemption in accordance with the terms, of such other Indebtedness voluntarily retired by the

Company within such 180-day period, excluding in each case retirements pursuant to mandatory sinking fund or prepayment provisions and payments at maturity.

     "Principal Property" means any real property or any permanent improvement thereon owned by the Company or any of its Subsidiaries including, without limitation, any office, store, warehouse, manufacturing facility or plant or any portion thereof, and any equipment located at or comprising a part of any such property, having a net book value, as of the date of determination, in excess of 1% of Consolidated Net Tangible Assets of the Company.

     "Principal Subsidiary" means any Subsidiary which owns a Principal
Property.

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any Principal Property that, more than 12 months after (i) the completion of the acquisition, construction, development or improvement of such Principal Property or (ii) the placing in operation of such Principal Property or of such Principal Property as so constructed, developed or improved, has been or is being sold, conveyed, transferred or otherwise disposed of by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender on the security of such Principal Property. The term of such arrangement, as of any date (the "measurement date"), shall end on the date of the last payment of rent or any other amount due under such arrangement on or prior to the first date after the measurement date on which such arrangement may be terminated by the lessee, at its sole option without payment of a penalty. "Sale Transaction" means any such sale, conveyance, transfer or other disposition.

     "Subsidiary" of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

PERMANENT GLOBAL SECURITIES

     The Debt Securities of a series may be issued in the form of one or more permanent Global Securities that will be deposited with a Depositary or its nominee. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. The Prospectus Supplement relating to such series of Debt Securities will describe the circumstances, if any, under which beneficial owners of interests in any such permanent Global Security may exchange such interests for Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a permanent Global Security may not be registered for transfer or exchange except in the circumstances described in the applicable Prospectus Supplement. (Sections 204 and 305)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a permanent Global Security and a description of the Depositary will be contained in the applicable Prospectus Supplement.

THE TRUSTEE

     The Trustee may be deemed to have a conflicting interest and may be required to resign as Trustee if at the time of a default under the Indenture it is a creditor of the Company.

GOVERNING LAW

     The Indenture and the Debt Securities are governed by and shall be construed in accordance with the laws of the State of New York. (Section 112)

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through underwriters and also may sell Debt Securities directly to other purchasers or through agents. Such underwriters may include Goldman, Sachs & Co. and Deutsche Morgan Grenfell, or a group of underwriters represented by firms including Goldman, Sachs & Co. and Deutsche Morgan Grenfell. Goldman, Sachs & Co. and Deutsche Morgan Grenfell may also act as agents.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933 (the "Act"). Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                        VALIDITY OF THE DEBT SECURITIES

     Unless otherwise specified in the applicable Prospectus Supplement, the validity of the Offered Debt Securities will be passed upon for the Company by Coolidge, Wall, Womsley & Lombard, Dayton, Ohio, and for any underwriters or agents by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely on the opinion of Coolidge, Wall, Womsley & Lombard as to matters of Ohio law.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           --------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
PROSPECTUS SUPPLEMENT
The Company.............................. S-2
Use of Proceeds.......................... S-4
Ratio of Earnings to Fixed Charges....... S-4
Capitalization........................... S-5
Selected Consolidated Financial
  Information............................ S-7
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................. S-8
Description of Notes..................... S-13
Underwriting............................. S-14
PROSPECTUS
Available Information....................   2
Incorporation of Certain Information by
  Reference..............................   2
The Company..............................   3
Use of Proceeds..........................   4
Ratio of Earnings to Fixed Charges.......   4
Description of Debt Securities...........   4
Plan of Distribution.....................  14
Validity of the Debt Securities..........  14
Experts..................................  15

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                                  $100,000,000

                           THE REYNOLDS AND REYNOLDS
                                    COMPANY

                                    7% NOTES
                             DUE DECEMBER 15, 2006
                             ----------------------

                             PROSPECTUS SUPPLEMENT

                             ----------------------
                              GOLDMAN, SACHS & CO.

                            DEUTSCHE MORGAN GRENFELL
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